SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2 to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
NetApp, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)
64110D104
(CUSIP Number of Class of Securities’ Underlying Common Stock)
Daniel J. Warmenhoven
Chief Executive Officer and Director
NetApp, Inc.
495 East Java Drive,
Sunnyvale, California 94089
(408) 822-6000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Steven E. Bochner, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
(650) 493-9300
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$577,573,970	$32,228.63

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 36,102,463 shares of common stock of NetApp, Inc. having an aggregate value of $577,573,970 as of May 12, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $32,228.63
Form of Registration No.: 005-48933
Filing Party: NetApp, Inc.
Date Filed: May 22, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on May 22, 2009, as previously amended and supplemented on June 1, 2009, relating to an offer by NetApp, Inc. (the “Company”) to employees of the Company (excluding executives and directors) who hold certain options to purchase shares of the Company’s common stock (such options, “eligible options”) to exchange such eligible options for restricted stock units.
     Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and supplements Item 12 of the Schedule TO in the manner set forth below, and all other items and exhibits contained in this Schedule TO remain unaffected.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by:
          (i) adding the following exhibits thereto:
               (a)(1)(K) Form of E-Mail to All Eligible Employees in the Netherlands Relating to Dutch Tax Ruling
               (a)(1)(L) Form of E-Mail to All Eligible Employees in Singapore Relating to Singapore Tax Ruling

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NETAPP, INC.
/s/ ANDREW KRYDER
Andrew Kryder
Senior Vice President Legal & Tax, General Counsel

Date: June 11, 2009

INDEX OF EXHIBITS

Exhibit	Description
(a)(1)(K)	Form of E-Mail to All Eligible Employees in the Netherlands Relating to Dutch Tax Ruling

(a)(1)(L)	Form of E-Mail to All Eligible Employees in Singapore Relating to Singapore Tax Ruling